Filed by National Commerce Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Premier Community Bank of Florida
Commission File No.: 333-224820

June 12, 2018

BY CERTIFIED MAIL

Dear Shareholder:

You should have previously received a notice and proxy statement-prospectus in connection with the annual meeting of shareholders of Premier Community Bank of Florida (“Premier”) to be held on Tuesday, June 26, 2018 at 9:00 a.m., Eastern Time, at the main office of Premier, located at 900 53rd Avenue East, Bradenton, Florida 34203, at which Premier’s shareholders will consider and vote on, among other things, the merger of Premier with and into National Bank of Commerce. Under applicable banking laws, you are also entitled to receive a notice of the annual meeting by certified mail. We have enclosed the additional notice with this letter, and we hope that this communication will also serve as a reminder to vote your shares on the merger proposal if you have not yet done so.

Approval of the merger proposal requires the affirmative vote of at least two-thirds of all of the outstanding shares of Premier’s common stock as of the record date for the annual meeting, which means that your vote is very important, regardless of how many shares you own. Premier’s board of directors recommends that you vote FOR the merger proposal. A failure to vote will have the same effect as voting your shares against the merger but will not be considered a vote against the merger agreement for purposes of perfecting dissenters’ rights.

We strongly encourage you to vote your shares today by completing and returning the proxy card that you received with the proxy statement-prospectus. If you have any questions relating to the annual meeting or voting your shares, please feel free to call us at (941) 776-5376 during normal business hours. Thank you in advance for your support.

Sincerely,

James F. Kuhlman President and Chief Executive Officer Premier Community Bank of Florida

Enclosure

If you have already voted, please accept our thanks.

PLEASE SEE NEXT PAGE FOR MORE INFORMATION

Additional Information about the Merger and Where to Find It

Premier Community Bank of Florida (“Premier”) and National Commerce Corporation (“NCOM”) have filed a proxy statement-prospectus with the Securities and Exchange Commission (the “SEC”) in connection with the previously announced proposed merger of Premier with and into National Bank of Commerce (“NBC”). You are urged to carefully read the important information contained in the proxy statement-prospectus regarding the proposed transaction. You may obtain a copy of the proxy statement-prospectus and other relevant documents free of charge at the SEC’s website at www.sec.gov, and on NCOM’s website at www.nationalbankofcommerce.com under the “Investor Relations” tab. The materials may also be obtained by writing to NCOM at: National Commerce Corporation, c/o Investor Relations, 813 Shades Creek Parkway, Suite 100, Birmingham, Alabama 35209, or by calling (205) 313-8100.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

Premier, NCOM, NBC and their respective directors, executive officers, employees and agents may be deemed to be participants in the solicitation of proxies from Premier’s shareholders with respect to the proposed merger. Additional information regarding the interests of such potential participants is included in the proxy statement-prospectus and other relevant documents filed with the SEC.

Notice of Shareholders’ Meeting to Vote on Combination

Premier Community Bank of Florida

Shareholders’ Meeting

Notice is hereby given that, pursuant to call of its directors, the annual meeting of the shareholders of Premier Community Bank of Florida will be held at the main office of Premier Community Bank of Florida, 900 53rd Avenue East, Bradenton, Florida 34203 on Tuesday, June 26, 2018, at 9:00 a.m., Eastern Time, to (i) consider and determine by vote whether an agreement to merge the bank and National Bank of Commerce, located in Birmingham, Alabama, under the provisions of the laws of the United States, shall be ratified and confirmed, (ii) vote upon any adjournment(s) of the annual meeting if necessary to permit further solicitation of proxies if there are not sufficient votes to approve the agreement to merge at the annual meeting, (iii) elect five directors, who will serve until the consummation of the merger, or if the merger is not consummated and the merger agreement is terminated, for a term of three years and until their respective successors are elected and qualified, and (iv) vote upon any other matters as may properly come before the annual meeting. A copy of the agreement, approved by a majority of the directors of each of the two institutions, providing for the merger, is on file at the institution and may be inspected during business hours.

James F. Kuhlman
President and Chief Executive Officer Premier Community Bank of Florida